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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)



                      Atalanta/Sosnoff Capital Corporation
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    046499109
                                    ---------
                                 (CUSIP Number)

Martin T. Sosnoff                                Stephen C. Kahr, Esq.
c/o Atalanta/Sosnoff Capital Corporation         Greenberg & Kahr
101 Park Avenue                                  230 Park Avenue, 26th Floor
New York, NY 10178                               New York, NY 10169
(212) 867-5000                                   (212) 297-0130
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 6, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1 (b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]



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CUSIP No. 046499109

-------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
                           Martin T. Sosnoff

-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) X
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3.  SEC Use Only
-------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)
-------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
-------------------------------------------------------------------------------

6.  Citizenship or Place of Organization        United States of America
-------------------------------------------------------------------------------

               7.  Sole Voting Power            7,000,000
               ----------------------------------------------------------------
Number of
Shares Bene-   8.  Shared Voting Power          12,516
ficially by    ----------------------------------------------------------------
Owned by Each
Reporting      9.  Sole Dispositive Power       7,000,000
Person With    ----------------------------------------------------------------

               10. Shared Dispositive Power     12,516
               ----------------------------------------------------------------

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person  7,000,000
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in row (11) Excludes Certain Shares
    (See Instructions) X
-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 82.7%
-------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                                  IN



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                            AMENDMENT 9 TO STATEMENT

                                 ON SCHEDULE 13D


Item 1.  Security and Issuer

         This amendment No. 9 dated as of December 6, 2002 (the "Amendment") of Martin T. Sosnoff to a Statement on Schedule 13D originally filed on June 30, 1986, as amended to date (the "Statement"), by Mr. Sosnoff, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Atalanta/Sosnoff Capital Corporation (the "Company"), 101 Park Avenue, New York, NY 10178, is hereby amended to reflect (a) changes in Mr. Sosnoff's ownership of the Common Stock outstanding resulting from (i) dispositions for the account of the Company's Profit Sharing Trust of which he is a Trustee and for the account of the Martin and Toni Sosnoff Foundation of which he and his wife are Trustees (the "Foundation") since the filing of the last amendment of the Statement on October 17, 1997, (ii) repurchases by the Company of shares of Common Stock previously issued under the Company's Restricted Stock Bonus Plan and under its 1996 Long term Incentive Plan since the filing of the last amendment to the Statement on October 17, 2002 by the Company and in the open market, and (iii) the reduction of 6,000 shares in the number of shares of Common Stock deemed to be beneficially owned by Mr. Sosnoff by reason of a minor child reaching his majority and establishing a separate household, and (b) a change in the statement of Mr. Sosnoff's plans or proposals which relate to or would result in events, activities or conditions enumerated in the instructions to Item 4 hereof.


Item 2. Identity and Background

        (a)     The name of the reporting person is Martin T. Sosnoff

        (b) The business address of the reporting person is c/o Atalanta/Sosnoff Capital Corporation, 101 Park Avenue, New York, NY 10178.

        (c) The reporting person is the Chairman of the Board and Chief Executive Officer of the Company and its subsidiaries. The address of the company and its subsidiaries is 101 Park Avenue, New York, NY 10178.

        (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

        (e) The reporting person during the last five years was not, nor is he, a party to a judicial or administrative proceeding resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.



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         (f)     The reporting person is a citizen of the United States of
                America.

Item 3.  Source and Amount of Funds or Other Consideration

         Inapplicable

Item 4.  Purpose of the Transaction

         On Thursday, December 5, 2002, Mr. Sosnoff orally made a preliminary proposal to the Board of Directors that he (or an entity controlled by him) acquire the approximately 17% of the Common Stock of the Company that he does not own in a "going private" transaction at a price of $12.50 per share, subject to adjustment to reflect changes in the value of the Company's portfolio of marketable securities from current levels.

         On Friday, December 6, 2002, the Company announced that it had received the proposal from Mr. Sosnoff. The Company announced that a Special Committee of its Board of Directors, composed of independent directors, would be formed to consider Mr. Sosnoff's proposal. The announcement was contained in a press release dated December 6, 2002, which is annexed to this Statement as Exhibit 1, which sets forth the general terms of the proposal. The description contained herein is qualified in its entirety by reference to that Exhibit which is hereby incorporated herein by reference. As announced, the transaction would also be subject to negotiation of a definitive agreement and other customary conditions to closing.

         Except for the proposal by Mr. Sosnoff of the cash price, subject to adjustment, and the preliminary outline of the structure of the transaction, Mr. Sosnoff has not formed any specific plans or proposals with respect to the proposed transaction. Any such plans or proposals will be contained in definitive materials furnished to stockholders of the Company in connection with the consummation of the transaction when and if it is approved by the Special Committee.

         There is no assurance that the Special Committee will approve
Mr. Sosnoff's proposal at the price he has currently proposed or that Mr. Sosnoff will maintain his proposal at such price or not withdraw his proposal. If the Special Committee determines to only approve the transaction at a higher price or upon conditions there is no assurance that Mr. Sosnoff will agree to meet such price or agree to such conditions. More generally, intervening events not now foreseeable may result in the transaction as proposed being abandoned or materially modified.

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         Mr. Sosnoff reserves his right to withdraw or change his proposal as set forth herein at any time by appropriate public announcement and reserves the right to purchase or dispose of shares of Common Stock of the Company from time to time, subject to applicable law.

Item 5.   Interest in Securities of the Issuer.

         (a), (b) Mr. Sosnoff beneficially owns an aggregate of 7,000,000 Shares constituting approximately 82.7% of the outstanding Common Stock.* The Foundation owns 12,516 shares of Common Stock, constituting 0.15% of the outstanding Common Stock. Mr. Sosnoff has sole power to vote and dispose of all of the Shares he beneficially owns. Mr. Sosnoff and Toni E. Sosnoff (Mr. Sosnoff's wife) are trustees of the Foundation and share power to vote and to dispose of the Shares owned by the Foundation. The Foundation receives the dividends on and proceeds from the sale or other disposition of the Shares it owns. Mr. Sosnoff disclaims beneficial ownership of the Common Stock held by the Foundation. If Mr. Sosnoff is deemed to own beneficially the Common Stock held by the Foundation, he would be deemed to own 7,012,516 Shares or 82.8% or the outstanding Common Stock.

         (c)  None

         (d)  Inapplicable, except as set forth in (a), (b) above.

         (e)  Inapplicable

* Based on an aggregate of 8,464,715 shares of Common Stock outstanding composed of 8,470,715 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, less 6,000 shares of Common Stock purchased by the Company since that date.






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Item 6.  Contracts, Arrangements, Understandings, or Relationships With Respect
         to Securities of the Issuer.

         Inapplicable

Item 7.  Material to be filed as Exhibits

         (a)   Press Release dated December 6, 2002




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                                     /s/ Martin T. Sosnoff
                                                  -----------------------------
                                                         Martin T. Sosnoff

Dated:  December 13, 2002


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                                  EXHIBIT (a)


                              [ATALANTA LETTERHEAD]

                                                           FOR IMMEDIATE RELEASE




For Further Information,
contact Kevin S. Kelly
Senior Vice President and
Chief Financial Officer
Atalanta/Sosnoff Capital Corporation
Telephone (212) 867-5000
New York, NY 10178
E-Mail: ksk@atalantasosnoff.com
Website: www.atalantasosnoff.com


                      ATALANTA/SOSNOFF CAPITAL CORPORATION
                           BOARD RECEIVES BUYOUT OFFER

NEW YORK - DECEMBER 6, 2002. Atalanta/Sosnoff Capital Corporation (NYSE: ATL) announced today that it had received a proposal from Martin T. Sosnoff, its Chairman of the Board and Chief Executive Officer, to acquire the approximately 17% of the outstanding shares of the Company's common stock not already owned by Mr. Sosnoff.

         Under the terms of the proposal, a new entity which would hold
Mr. Sosnoff's stock would be merged with and into Atalanta/Sosnoff, with Atalanta/Sosnoff as the surviving entity. All outstanding shares of Atalanta/Sosnoff not already held by Mr. Sosnoff would be acquired for a cash price of $12.50 per share, subject to adjustment to reflect changes in the value of the Company's portfolio of marketable securities from current levels.

         Atalanta/Sosnoff's Board of Directors will form a Special Committee of independent directors to consider Mr. Sosnoff's proposal. The proposal is subject to the approval of that Special Committee, the negotiation of a definitive agreement and other customary conditions to closing.

         Atalanta/Sosnoff provides discretionary investment advisory, brokerage and other related services to corporate and public retirement plans, endowments, charitable and religious organizations, and individuals in both taxable and tax-exempt accounts. Assets under management at November 30, 2002 were approximately $2.1 billion.

         Certain of the foregoing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the loss of, or the failure to replace any significant clients; changes in the relative investment performance of client or firm accounts and changes in the financial marketplace, particularly in the securities markets. These forward-looking statements speak only as of the date of this Release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.